Filed Pursuant to Rule 424(b)(3)
Registration No. 333-225566

BLACKSTONE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED OCTOBER 18, 2019

TO THE PROSPECTUS DATED JANUARY 4, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Blackstone Real Estate Income Trust, Inc., dated January 4, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the "Company," "we," "us," or "our" refer to Blackstone Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purposes of this Supplement are as follows:

•	to disclose the transaction price for each class of our common stock as of November 1, 2019;
•	to disclose the calculation of our September 30, 2019 net asset value (“NAV”) per share for all share classes;
•	to provide an update on the status of our current public offering (the “Offering”);
•	to describe our pending acquisition of The Bellagio Real Estate; and
•	to otherwise update the Prospectus.

November 1, 2019 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of November 1, 2019 (and repurchases as of October 31, 2019) is as follows:

Transaction Price (per share)
Class S	$11.4074
Class T	$11.2000
Class D	$11.2407
Class I	$11.3816

The November 1 transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2019. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2019 that would have a material impact on our NAV per share. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

September 30, 2019 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.breit.com and is made available on our toll-free, automated telephone line at (844) 702-1299. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. All our property investments are appraised annually by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our independent valuation advisor. We have included a breakdown of the components of total NAV and NAV per share for September 30, 2019 along with the immediately preceding month.

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as partnership interests of BREIT Operating Partnership held by parties other than the Company. The following table provides a breakdown of the major components of our total NAV as of September 30, 2019 ($ and shares in thousands):

Components of NAV	September 30, 2019
Investments in real properties	$23,088,664
Investments in real estate-related securities	3,804,309
Cash and cash equivalents	155,674
Restricted cash	666,891
Other assets	188,091
Mortgage notes, term loans, and revolving credit facilities, net	(13,322,320)
Repurchase agreements	(2,646,334)
Subscriptions received in advance	(560,444)
Other liabilities	(651,846)
Accrued performance participation allocation	(106,383)
Management fee payable	(11,054)
Accrued stockholder servicing fees (1)	(4,022)
Non-controlling interests in joint ventures	(155,562)
Net asset value	$10,445,664
Number of outstanding shares/units	918,195

_______________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of September 30, 2019, the Company has accrued under GAAP $399.1 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of September 30, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$5,092,528	$409,465	$777,276	$4,017,704	$148,691	$10,445,664
Number of outstanding shares/units	446,425	36,559	69,148	352,999	13,064	918,195
NAV Per Share/Unit as of September 30, 2019	$11.4074	$11.2000	$11.2407	$11.3816	$11.3816

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the September 30, 2019 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily(1)	7.8%	5.4%
Industrial	7.3%	5.8%
Hotel	9.7%	9.7%
Retail	7.8%	6.3%
Other(2)	7.3%	7.2%

_______________

(1)	Multifamily includes student housing and manufactured housing.
(2)	Other includes self-storage.

These assumptions are determined by the Adviser, and reviewed by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

	Hypothetical	Multifamily	Industrial	Hotel	Retail	Other
Input	Change	Investment Values	Investment Values	Investment Values	Investment Values	Investment Values
Discount Rate	0.25% decrease	+1.9%	+1.9%	+1.0%	+1.8%	+1.8%
(weighted average)	0.25% increase	(1.8%)	(1.9%)	(1.0%)	(1.8%)	(1.7%)
Exit Capitalization Rate	0.25% decrease	+3.0%	+2.9%	+1.9%	+2.5%	+1.9%
(weighted average)	0.25% increase	(2.8%)	(2.7%)	(1.8%)	(2.3%)	(1.8%)

Our total NAV presented in the following tables includes the NAV of our Class S, Class T, Class D, and Class I common stockholders, as well as the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partner and Class B unit holders. The following table provides a breakdown of the major components of our total NAV as of August 31, 2019 ($ and shares in thousands):

Components of NAV	August 31, 2019
Investments in real properties	$16,675,927
Investments in real estate-related securities	3,568,654
Cash and cash equivalents	111,577
Restricted cash	983,451
Other assets	174,414
Mortgage notes, term loans, and revolving credit facilities, net	(8,741,171)
Repurchase agreements	(1,920,679)
Subscriptions received in advance	(883,757)
Other liabilities	(442,387)
Accrued performance participation allocation	(88,401)
Management fee payable	(9,806)
Accrued stockholder servicing fees (1)	(3,907)
Non-controlling interests in joint ventures	(152,237)
Net asset value	$9,271,678
Number of outstanding shares/units	820,666

________________

(1)

Stockholder servicing fees only apply to Class S, Class T and Class D shares. For purposes of NAV we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class S, Class T and Class D shares. As of August 31, 2019, the Company has accrued under GAAP $376.0 million of stockholder servicing fees payable to the Dealer Manager related to the Class S, Class T and Class D shares sold. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of August 31, 2019 ($ and shares/units in thousands, except per share/unit data):

					Third-party
					Operating
	Class S	Class T	Class D	Class I	Partnership
NAV Per Share/Unit	Shares	Shares	Shares	Shares	Units(1)	Total
Net asset value	$4,784,913	$391,616	$712,356	$3,235,271	$147,522	$9,271,678
Number of outstanding shares/units	422,375	35,211	63,797	286,231	13,052	820,666
NAV Per Share/Unit as of August 31, 2019	$11.3286	$11.1221	$11.1661	$11.3030	$11.3030

_______________

(1)

Includes the partnership interests of BREIT Operating Partnership held by BREIT Special Limited Partnership, Class B unit holders, and other BREIT Operating Partnership interests held by parties other than the Company.

Status of our Current Public Offering

As of the date hereof, we had issued and sold 350,155,525 shares of our common stock (consisting of 184,231,872 Class S shares, 14,152,335 Class T shares, 40,307,077 Class D shares, and 111,464,241 Class I shares) in the Offering. We intend to continue selling shares in the Offering on a monthly basis.

Pending Acquisition of The Bellagio Real Estate

On October 15, 2019, we entered into an agreement (the “Transaction Agreement”) to acquire the real estate assets of The Bellagio Las Vegas (the “Bellagio”) from MGM Resorts International (“MGM”) for approximately $4.25 billion, excluding closing costs, in a 95%/5% Company-led joint venture with MGM.

The Bellagio was constructed in 1998 and is an iconic, market-leading, luxury integrated resort located on 77 acres at the center of the Las Vegas strip, featuring 3,933 hotel rooms, an approximately 155,000 square feet gaming floor, 94,000 square feet of retail space and 200,000 square feet of meeting and ballroom space.  We believe the Bellagio is among the highest quality and most productive hotel casinos in the Las Vegas market.

We believe the Las Vegas market benefits from attractive fundamentals.  In 2018, Las Vegas’ population grew at a rate four times the U.S. average.  Inbound air-travelers to Las Vegas were up 3% and Las Vegas strip revenue per available room was up 5% year-over-year through July 2019. Also, limited hotel and casino supply has been added to the market since 2010. The Bellagio faces competition from other Las Vegas casinos and hotels on and off the strip, as well as other gaming centers throughout the world.

The following table provides information regarding the Bellagio.

Property Name	Location	Total Rooms	Gaming/Retail Sq. Ft.
The Bellagio Las Vegas	Las Vegas, NV	3,933	155,000 / 94,000

The acquisition is part of a sale-leaseback transaction whereby we expect to enter into a triple-net lease agreement (the “Lease Agreement”) for the Bellagio with MGM as the tenant, providing that MGM would generally be responsible for all property-related expenses, including taxes, insurance and maintenance. The lease is expected to have an initial annual rent of $245 million with an initial term of 30 years with two 10-year extension options for MGM. For 2018, MGM reported earnings before interest, taxes, depreciation and amortization for the Bellagio in an amount that is nearly double the expected initial annual rent under the Lease Agreement. The rent will escalate annually throughout the term of the lease at a rate of 2% per annum for the first ten years and thereafter equal to the greater of (i) 2% and (ii) the increase in the consumer price index during the prior year, subject to a cap of 3% during the 11th through 20th years and subject to a cap of 4% after the 20th year. It is expected that the lease will benefit from a full corporate guarantee of rent payments by MGM, a New York Stock Exchange-listed company with a market capitalization of approximately $15 billion as of October 15, 2019 that owns and operates integrated casino, hotel, and entertainment resorts across the United States and in Macau.

The acquisition of the Bellagio is expected to be funded through a combination of cash on hand (which primarily consists of proceeds from our ongoing public offering) and new property-level debt. We have received a loan commitment for $3.01 billion of new fixed-rate property-level debt. The term of the loan will be for 10 years.

The transaction is expected to close by year end and is subject to customary closing conditions. There is no assurance that we will close the acquisition of the Bellagio or enter into the Lease Agreement on the terms described above or at all.

Updates to the Prospectus

Risk Factors

The following risk factors are hereby added under the subsection “—General Risks Related to Investments in Real Estate”:

Our investments in real estate properties associated with gaming facilities will be impacted by the risks associated with the gaming industry.

We invest in real estate properties associated with gaming facilities, which are subject to risks associated with the gaming industry, including changes in consumer trends, the impact of gaming regulations on us and/or our tenants, reductions in discretionary consumer spending and corporate spending on conventions and business development and preferences, changes in laws or foreign monetary policies that impact consumer behavior, and other factors over which we have no control. Economic contraction, economic uncertainty or the perception by potential customers of weak or weakening economic conditions may cause a decline in demand for hotels, casino resorts, trade shows and conventions. Such investments may also be affected by risks relating to the tourism industry for the geographic areas in which our properties are located, including cost and availability of air services or other travel methods.

The gaming industry is characterized by a high degree of competition among a large number of participants, including riverboat casinos, dockside casinos, land-based casinos, video lottery, sweepstakes and poker machines not located in casinos, Native American gaming, internet lotteries and other internet wagering gaming services and, in a broader sense, gaming operators face competition from all manner of leisure and entertainment activities. Gaming competition is intense in the markets where our facilities are located. Recently, there has been additional significant competition in the gaming industry as a result of the upgrading or expansion of facilities by existing market participants, the entrance of new gaming participants into a market, the growth of general internet and electronic sports-related gaming and legislative changes, including relating to sports betting. As competing properties and new markets are opened, we and our tenants may be negatively impacted.

We invest in commercial properties subject to net leases, which could subject us to losses.

We invest in commercial properties subject to net leases. Typically, net leases require the tenants to pay substantially all of the operating costs associated with the properties.  As a result, the value of, and income from, investments in commercial properties subject to net leases will depend, in part, upon the ability of the applicable tenant to meet its obligations to maintain the property under the terms of the net lease. If a tenant fails or becomes unable to so maintain a property, we will be subject to all risks associated with owning the underlying real estate.

Certain commercial properties subject to net leases in which we invest are occupied by a single tenant and, therefore, the success of such investments are largely dependent on the financial stability of each such tenant. A default of any such tenant on its lease payments to us would cause us to lose the revenue from the property and cause us to have to find an alternative source of revenue to meet any mortgage payment and prevent a foreclosure if the property is subject to a mortgage. In the event of a default, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment and re-letting our property. If a lease is terminated, we may also incur significant losses to make the leased premises ready for another tenant and experience difficulty or a significant delay in re-leasing such property.

In addition, net leases typically have longer lease terms and, thus, there is an increased risk that contractual rental increases in future years will fail to result in fair market rental rates during those years.

We may acquire these investments through sale-leaseback transactions, which involve the purchase of a property and the leasing of such property back to the seller thereof.  If we enter into a sale-leaseback transaction, we will seek to structure any such sale-leaseback transaction such that the lease will be characterized as a “true lease” for U.S. federal income tax purposes, thereby allowing us to be treated as the owner of the property for U.S. federal income tax purposes. However, we cannot assure you that the IRS will not challenge such characterization. In the event that any such sale-leaseback transaction is challenged and recharacterized as a financing transaction or loan for U.S. federal income tax purposes, deductions for depreciation and cost recovery relating to such property would be disallowed, and the timing of our income inclusion could differ from that of the lease payments. If a sale-leaseback transaction were so recharacterized (or otherwise not respected as a lease), we might fail to satisfy the REIT qualification “asset tests” or “income tests” and, consequently, lose our REIT status effective with the year of recharacterization. Alternatively, the amount of our REIT taxable income could be recalculated, which might also cause us to fail to meet the REIT distribution requirement for a taxable year.

If a tenant of a net lease defaults and we are unable to find a replacement tenant, we may attempt to hold and operate the relevant property ourselves through a taxable REIT subsidiary, which would subject income on the property to corporate-level taxation, thereby reducing our funds available for distribution.  In certain circumstances, depending on how much capacity we have available of the total value we are permitted to hold in taxable REIT subsidiaries under applicable rules, we may not be able to hold and operate the property in a taxable REIT subsidiary, which could result in the property and the related income not satisfying the REIT qualification asset and income tests and could jeopardize our REIT status.

The following risk factors under the subsection “—General Risks Related to Investments in Real Estate” are hereby amended by replacing such risk factors in their entirety with the below:

Our portfolio is currently concentrated in certain industries and geographies and may in the future be concentrated in a limited number of industries, geographies or investments.

Our portfolio may be heavily concentrated at any time in only a limited number of industries, geographies or investments, and, as a consequence, our aggregate return may be substantially affected by the unfavorable performance of even a single investment. Currently, our portfolio is heavily concentrated in multifamily and industrial assets and geographically concentrated in the southern and western regions of the U.S., and in particular Las Vegas, Nevada. Concentration of our investments in a particular type of asset or geography, our portfolio makes us more susceptible to fluctuations in value resulting from adverse economic or business conditions affecting that particular type of asset or geography. Our concentration in Las Vegas exposes us to risks related to the economic health and other factors unique to that city, which is in turn largely reliant on the gaming and tourist industries. See “—Our investments in real estate properties associated with gaming facilities will be impacted by the risks associated with the gaming industry.”  For investments that the Adviser intends to finance (directly or by selling assets), there is a risk that such financing may not be completed, which could result in us holding a larger percentage of our assets in a single investment and asset type than desired. Investors have no assurance as to the degree of diversification in our investments, either by geographic region or asset type.

There can be no assurance that the Adviser will be able to detect or prevent irregular accounting, employee misconduct or other fraudulent practices or material misstatements or omissions during the due diligence phase or during our efforts to monitor and disclose information about the investment on an ongoing basis or that any risk management procedures implemented by us will be adequate.

When conducting due diligence and making an assessment regarding an investment, the Adviser will rely on the resources available to it, including information provided or reported by the seller of the investment and, in some circumstances, third-party investigations. The due diligence investigation that the Adviser carries out with respect to any investment opportunity may not reveal or highlight all relevant facts that may be necessary or helpful in evaluating such investment opportunity. Moreover, such an investigation will not necessarily result in the investment being successful. Conduct occurring at the portfolio property, even activities that occurred prior to our investment therein, could have an adverse impact us.

In the event of fraud by the seller of any portfolio property, we may suffer a partial or total loss of capital invested in that property. An additional concern is the possibility of material misrepresentation or omission on the part of the seller. Such inaccuracy or incompleteness may adversely affect the value of our investments in such portfolio property. We will rely upon the accuracy and completeness of representations made by sellers of portfolio properties in the due diligence process to the extent reasonable when we make our investments, but cannot guarantee such accuracy or completeness.

In addition, we rely on information, including financial information and non-GAAP metrics, provided by sellers of our investments for disclosure to our investors about potential acquisitions or current assets owned by us. Accordingly, although we believe such information to be accurate, such information cannot be independently verified by the Adviser, and in some cases such information has not been independently reviewed or audited while under our ownership or control or at all. We cannot assure you that that the financial statements or metrics of properties we have acquired or will acquire would not be materially different if such statements or metrics had been independently audited or reviewed.

Consultants, legal advisors, appraisers, accountants, investment banks and other third parties may be involved in the due diligence process and/or the ongoing operation of our portfolio properties to varying degrees depending on the type of investment. For example, certain asset management and finance functions, such as data entry relating to a portfolio property, may be outsourced to a third party service provider whose fees and expenses will be borne by such portfolio property or us. Such involvement of third party advisors or consultants may present a number of risks primarily relating to our reduced control of the functions that are outsourced.

We depend on tenants for our revenue, and therefore our revenue is dependent on the success and economic viability of our tenants. Our reliance on single or significant tenants in certain buildings may decrease our ability to lease vacated space.

We expect that rental income from real property will, directly or indirectly, constitute a significant portion of our income. Delays in collecting accounts receivable from tenants could adversely affect our cash flows and financial condition. In addition, the inability of a single major tenant or a number of smaller tenants to meet their rental obligations would adversely affect our income. Therefore, our financial success is indirectly dependent on the success of the businesses operated by the tenants in our properties or in the properties securing loans we may own. The weakening of the financial condition of or the bankruptcy or insolvency of a significant tenant or a number of smaller tenants and vacancies caused by defaults of tenants or the expiration of leases may adversely affect our operations and our ability to pay distributions.

Generally, under U.S. bankruptcy law, a debtor tenant has 120 days to exercise the option of assuming or rejecting the obligations under any unexpired lease for nonresidential real property, which period may be extended once by the bankruptcy court for an additional 90 days. If the tenant assumes its lease, the tenant must cure all defaults under the lease and may be required to provide adequate assurance of its future performance under the lease. If the tenant rejects the lease, we will have a claim against the tenant’s bankruptcy estate. Although rent owing for the period between filing for bankruptcy and rejection of the lease may be afforded administrative expense priority and paid in full, pre-bankruptcy arrears and amounts owing under the remaining term of the lease will be afforded general unsecured claim status (absent collateral securing the claim). Moreover, amounts owing under the remaining term of the lease will be capped. Other than equity and subordinated claims, general unsecured claims are the last claims paid in a bankruptcy and therefore funds may not be available to pay such claims in full.

Some of our properties may be leased to a single or significant tenant and, accordingly, may be suited to the particular or unique needs of such tenant. We may have difficulty replacing such a tenant if the floor plan of the vacant space limits the types of businesses that can use the space without major renovation. In addition, the resale value of the property could be diminished because the market value of a particular property will depend principally upon the value of the leases of such property.  For example, we expect to be dependent on a subsidiary of MGM Resorts International (“MGM”) as the sole tenant of The Bellagio Las Vegas (the “Bellagio”) upon our acquisition thereof.  The rental revenue we expect to receive from MGM will comprise a sizeable portion of our overall revenue.  While the Bellagio is suited to MGM’s needs, should MGM default under the lease we expect to enter into for the Bellagio, we may have difficulty finding a replacement tenant or may be required to incur significant expense to modify the Bellagio to suit a new tenant.

Appendix D of the Prospectus is hereby amended and replaced in its entirety by the below:

APPENDIX D: PRIVACY POLICY FOR NON-U.S. INVESTORS

Blackstone Real Estate Income Trust, Inc.

Data Privacy Notice for Investors

Blackstone Fund Data Privacy Notice for Investors

1.	Why are you seeing this notice?
•

You may need to provide Personal Data to us as part of your investment into Blackstone Real Estate Income Trust, Inc. (the Company), a fund or other investment vehicle (as applicable, the Fund) managed or advised by investment advisers that are subsidiaries of The Blackstone Group Inc. or its affiliates (and, where applicable, the general partner of the relevant Fund) (collectively, Blackstone). We want you to understand how and why we use, store and otherwise process your Personal Data when you deal with us or our relevant affiliates.

•

"Personal Data" has the meaning given in the DPL (as defined below) and EU data protection legislation and includes any information relating to an identifiable individual (such as name, address, date of birth or economic information).

•

You may have certain rights with respect to your Personal Data which are described in this Data Privacy Notice.  This Data Privacy Notice applies to you to the extent that: (i) the Company is subject to the Data Protection Law, 2017 of the Cayman Islands (the DPL) in processing your Personal Data; or (ii) the EU General Data Protection Regulation 2016/679 (the GDPR) or its implementing UK/EU data protection legislation applies to the processing of your Personal Data by the Company, the Funds or Blackstone.

•

We ask that investors promptly provide the information contained in this Data Privacy Notice to any individuals whose Personal Data they provide to the Company, a Fund or its affiliates in connection with KYC/AML requests or otherwise.

Please read the information below carefully.  It explains how and why Personal Data is processed by us.

2.	Who is providing this notice?

Blackstone is committed to protecting and respecting your privacy.

•

The Blackstone entities on whose behalf this privacy statement is made are (i) the Company; and (ii) where applicable, the Blackstone general partner and/or investment adviser of the Company, in each case, with which you contract, transact or otherwise share Personal Data with (together, the Company Parties).

•

Please consult your subscription documents, private placement memorandum or other offering documentation provided to you by or on behalf of the Company Parties to identify the name and contact details of the Company Parties relevant to our relationship with you.

You can contact us if you have any queries (details below).

Where we use the terms "we", "us" and "our" in this Data Privacy Notice, we are referring to the Company and the Company Parties.

When you provide us with your Personal Data, each Company Party acts as a "data controller". In simple terms, this means that we:

•	"control" the Personal Data that you provide – including making sure that it is kept secure

•	make certain decisions on how to use and protect your Personal Data – but only to the extent that we have informed you about the use or are otherwise permitted by law

Where your Personal Data is processed by an entity controlled by, or under common control with, the Blackstone entity/ies managing the Company or a Fund for its own purposes, this entity will also be a controller.

3.	What Personal Data do we collect about you?

The types of Personal Data we collect and share depends on the product or service you have with us and the nature of your investment.  This can include or be related to:

•	social security number and income
•	assets and investment experience
•	risk tolerance and transaction history
•	investment activity
•	accounts at other institutions
•	assets
•	financial details, including tax-related information/codes, bank account details
•	information used for monitoring and background checks to comply with laws and regulations, including 'know your client' and sanctions checks
•	data of birth, nationality, country of residence, documentation required for anti-money laundering checks (such as passport and national identity information)
•	information concerning source of funds and any applicable restrictions on your investment (such as political exposure or sanctions)

The Personal Data collected about you will help us provide you with a better service and facilitate our business relationship.

We may combine Personal Data that you provide to us with Personal Data that we collect from, or about you from other sources, in some circumstances.  This will include Personal Data collected in an online or offline context.

4.	Where do we obtain your Personal Data?

We collect, and have collected, Personal Data about you from a number of sources, including from you directly:

	WHAT	HOW
1	Personal Data that you give us

•from the forms and any associated documentation that you complete when subscribing for an investment, shares and/or opening an account with us. This can include information about your name, address, date of birth, passport details or other national identifier, driving licence, your national insurance or social security number and income, employment information and details about your investment or retirement portfolio(s)

•when you provide it to us in correspondence and conversations

•when you make transactions with respect to the Company

•when you purchase securities from us and/or tell us where to send money

2	Personal Data we obtain from others

•publicly available and accessible directories and sources

•bankruptcy registers

•tax authorities, including those that are based outside the Cayman Islands, UK and the EEA if you are subject to tax in another jurisdiction

•governmental and competent regulatory authorities to whom we have regulatory obligations

•credit agencies

•fraud prevention and detection agencies and organisations

•transaction counterparties

5.	Why do we process your Personal Data?

We process your Personal Data for the following reasons:

	WHY	HOW
1	Contract

It is necessary to perform our contract with you to:

•administer, manage and set up your investor account(s) to allow you to purchase your holding (of shares) in our funds

•meet the resulting contractual obligations we have to you

•facilitate the continuation or termination of the contractual relationship between you and the Company

•facilitate the transfer of funds, and administering and facilitating any other transaction, between you and the Company

	WHY	HOW
2	Compliance with law

It is necessary for compliance with an applicable legal or regulatory obligation to which we are subject to:

•undertake our client and investor due diligence, and on-boarding checks

•carry out verification, know your client (KYC), terrorist financing, sanctions, and anti-money laundering checks

•verify the identity and addresses of our investors (and, if applicable their beneficial owners)

•comply with requests from regulatory, governmental, tax and law enforcement authorities

•for surveillance and investigation purposes

•carry out audit checks

•maintain statutory registers

•prevent and detect fraud

•comply with sanctions requirements

	WHY	HOW
3	Our legitimate interests

For our legitimate interests or those of a third party (such as a transaction counterparty or lender) to:

•manage and administer your holding in any funds in which you are invested, and any related accounts on an ongoing basis

•assess and process any applications or requests made by you

•open, maintain or close accounts in connection with your investment in, or withdrawal from, the Company or Fund scheme

•send updates, information and notices or otherwise correspond with you in connection with your investment in the Company or Fund scheme

•address or investigate any complaints, claims, proceedings or disputes

•provide you with, and inform you about, our investment products and services

•monitor and improve our relationships with investors

•comply with applicable regulatory obligations, including anti-money laundering and 'know your client' checks

•manage our risk and operations

•comply with our accounting and tax reporting requirements

•comply with our audit requirements

•assist with internal compliance with our policies and process

•ensure appropriate group management and governance

•keep our internal records

•prepare reports on incidents / accidents

•protect our business against fraud, breach of confidence, theft of proprietary materials, and other financial or business crimes (to the extent that this is not required of us by law)

•analyse and manage commercial risks

•seek professional advice, including legal advice

•enable any actual or proposed assignee or transferee, participant or sub-participant of the partnership's or Fund vehicles', or the Company’s, rights or obligations to evaluate proposed transactions

•facilitate business asset transactions involving the Company, Fund partnership or Fund-related vehicles

•monitor communications to/from us using our systems

•protect the security and integrity of our IT systems

•manage our financing arrangements with our financiers and financing transaction counterparties, including payment providers, intermediaries, correspondent and agent banks

We only rely on these interests where we have considered that, on balance, our legitimate interests are not overridden by your interests, fundamental rights or freedoms.

Monitoring as described at (3) above

We monitor communications where the law requires us to do so. We will also monitor where we are required to do so to comply with our regulatory rules and practices and, where we are permitted to do so, to protect our business and the security of our systems.

6.	Who we share your Personal Data with

Your Personal Data will be shared with:

WHO	WHY
Company associates	We share your Personal Data with our associates, related parties and members of our group. This is: •to manage our relationship with you •for the purposes set out in this Data Privacy Notice

WHO	WHY
Company Managers, Depositories, Administrators, Custodians, Investment Advisors	•delivering the services you require •managing your investment •supporting and administering investment-related activities •complying with applicable investment laws and regulations
Tax Authorities

•to comply with applicable laws and regulations

•where required by Cayman Islands or UK/EEA tax authorities (who, in turn, may share your Personal Data with foreign tax authorities)

•where required by foreign tax authorities, including outside of the Cayman Islands or UK/EEA

Service Providers	•delivering and facilitating the services needed to support our business relationship with you •supporting and administering investment-related activities
Financing counterparties, lenders, correspondent and agent banks

•assisting these transaction counterparties with regulatory checks, such as know your client and anti-money laundering procedures

•sourcing credit for fund-related entities in the courtse of our transactions and fund life cycles

Our lawyers, auditors and other professional advisors	•providing you with investment-related services •to comply with applicable legal and regulatory requirements

In exceptional circumstances, we will share your Personal Data with:

•	competent regulatory, prosecuting and other governmental agencies or litigation counterparties, in any country or territory
•	other organisations and agencies – where we are required to do so by law
7.	Do you have to provide us with this Personal Data?

Where we collect Personal Data from you, we will indicate if:

•	provision of the Personal Data is necessary for our compliance with a legal obligation; or
•	it is purely voluntary and there are no implications for you if you do not wish to provide us with it.

Unless otherwise indicated, you should assume that we require the Personal Data for business and/or compliance purposes.

Some of the Personal Data we request is necessary for us to perform our contract with you and if you do not wish to provide us with this Personal Data, it will affect our ability to provide our services to you and manage your investment.

8.	Sending your Personal Data internationally

We will transfer your Personal Data to other of our group members, the Company’s management, members of the Fund's partnership and related parties, and to third party service providers outside of the Cayman Islands, or the UK/European Economic Area (EEA), which do not have similarly strict data protection and privacy laws.

Where we transfer Personal Data to other members of our group, or our service providers, we have put in place data transfer agreements and where EU data protection applies, safeguards using European Commission approved terms.

Please contact us if you would like to know more about these agreements or receive a copy of them. Please see below for our contact details.

9.	Consent – and your right to withdraw it

We do not generally rely on obtaining your consent to process your Personal Data.

If we do, you have the right to withdraw this consent at any time.

Please contact us or send us an email at Privacyqueries@blackstone.com at any time if you wish to do so.

10.	Retention and deletion of your Personal Data

We keep your Personal Data for as long as it is required by us for our legitimate business purposes, to perform our contractual obligations, or where longer, such longer period as is required by law or regulatory obligations which apply to us.

•	We will generally retain Personal Data about you throughout the life cycle of any investment you are involved in
•	Some Personal Data will be retained after your relationship with us ends

As a general principle, we do not retain your Personal Data for longer than we need it.

We will usually delete your Personal Data (at the latest) after you cease to be an investor in any fund and there is no longer any legal or regulatory requirement or business purpose for retaining your Personal Data.

11.	Your rights

You have certain data protection rights, including:

o	the right to access your Personal Data
o	the right to restrict the use of your Personal Data in certain circumstances
o	the right to have incomplete or inaccurate Personal Data corrected
o	the right to ask us to stop processing your Personal Data
o	the right to require us to delete your Personal Data in some limited circumstances

Where EU data protection legislation applies, you also have the right in some circumstances to request for us to "port" your Personal Data in a portable, re-usable format to other organisations (where this is possible).

If you wish to exercise any of these rights, please contact us (details below).

12.	Concerns or queries

We take your concerns very seriously. We encourage you to bring it to our attention if you have any concerns about our processing your Personal Data.  This Data Privacy Notice was drafted with simplicity and clarity in mind. We are, of course, happy to provide any further information or explanation needed. Our contact details are below.

If you want to make a complaint, you can also contact the body regulating data protection in your country, where you live or work, or the location where the data protection issue arose.

The DPL supervisory authority is the Cayman Islands Ombudsman, whose website is at https://ombudsman.ky.

A list of the EU data protection authorities is available by clicking this link: http://ec.europa.eu/newsroom/article29/item-detail.cfm?item_id=612080.

13.	Contact us

Please contact us if you have any questions about this Data Privacy Notice or the Personal Data we hold about you.

Contact us by email at Privacyqueries@blackstone.com.

Contact us in writing using this address:

Address	For EU-related queries: 40 Berkeley Square, London, W1J 5AL, United Kingdom All other queries: 345 Park Avenue, New York, NY 10154

14.	Changes to this Data Privacy Notice

We keep this Data Privacy Notice under regular review. This Data Privacy Notice was last updated September 2019.